FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2006

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F   X   Form 40-F

    (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes ___ No   X

    (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b) (7)):

Yes ___ No   X

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.):

Yes ___ No   X

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report of their notice to Investors regarding the Minutes from the General and Extraordinary Shareholders' Meeting held on April 27, 2006, as filed with the Brazilian Stock Exchange, to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 19, 2006	By: /s/ Eneas Cesar Pestana Neto Name: Eneas Cesar Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

EXHIBIT INDEX

99.1	November 2006 Gross Sales and Investments.

99.2	Minutes of the General Special Meeting held on December 20, 2006.

99.3	Accounting Evaluation Report.

99.4	General Plan for the Granting of the Share Purchase Option.

99.5	Protocol and Justification of Vieri Participações S.A. Incorporation.